Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Company	Predecessor
	August 6, 2004 to September 30, 2004	Janaury 1, 2004 to August 5, 2004	Nine Months Ended September 30, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(dollars in thousands)
Income (loss) before income taxes (benefit) and minority interest	$4,143	$(7,625)	$11,053	$15,780	$645	$(1,037)	$13,873	$9,534
Fixed charges deducted from earnings (loss)	3,577	5,610	7,615	9,999	11,271	11,812	13,361	15,293

Earnings (loss) available for payment of fixed charges	$7,720	$(2,015)	$18,668	$25,779	$11,916	$10,775	$27,234	$24,827

Fixed charges:
Interest expense, net	$3,155	$4,684	$6,224	$8,257	$9,403	$10,141	$11,669	$13,576
Amortization of deferred financing fees	308	430	753	938	1,029	1,029	1,039	1,151
Portion of rent deemed to be interest	114	496	638	804	839	642	653	566

Total fixed charges	$3,577	$5,610	$7,615	$9,999	$11,271	$11,812	$13,361	$15,293

Ratio of earnings to fixed charges	2.2	—	2.5	2.6	1.1	—	2.0	1.6